Filed by New Carlyle Credit Solutions

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Carlyle Credit Solutions, Inc.

Commission File No.: 814-01248

Date: September 8, 2026

Q&A

1.	What is the N-14 that was filed today / what is changing?

On September 8th, 2026, an N-14 Registration Statement was filed publicly with the SEC in connection with a reorganization proposal for Carlyle Credit Solutions, Inc. (“CARS” or the “Fund”). The purpose of the reorganization is to reorganize CARS from a Maryland corporation into a Delaware statutory trust. The most efficient method and effective means to accomplish this reorganization is through the merger of CARS into New Carlyle Credit Solutions (“New CARS” or the “Successor Fund”).

If the reorganization is approved, shareholders in CARS will receive shares of New CARS, and the Fund will continue the business and operations with the same investment objective, management team, investment advisor, and management and incentive fees; there is no change contemplated to the investment strategy of the Fund in conjunction with the reorganization.

2.	Will the Fund’s investment objectives and strategies change as a result of the proposed reorganization?

Following the reorganization, New CARS will have the same investment objectives, investment strategies, investment policies, portfolio holdings, investment adviser, management team and fee structure as CARS immediately prior to the reorganization.

In addition, CARS and New CARS will have identical investment risks as each focuses on originating and investing in senior secured loans and other credit investments of U.S. middle market companies, primarily those backed by private equity sponsors.

However, New CARS will have a reduced asset coverage requirement, as such term is defined in the 1940 Act, of 150% (2x fund-level leverage) while the Fund currently operates under a 200% asset coverage requirement (1x fund-level leverage). As a result, the Successor Fund will have increased borrowing risk.

3.	Will there be any changes to the Fund’s quarterly tender offer program?

No. We expect New CARS to continue the Fund’s quarterly tender offer program on the same terms and at the same frequency as the Fund immediately prior to the reorganization.

4.	What is the purpose of the reorganization and how does this benefit investors?

The reorganization is intended to provide a more flexible and efficient organizational structure. Moving from a Maryland corporation to a Delaware statutory trust is expected to simplify governance and administration, potentially reducing certain ongoing costs over time, and provide greater flexibility for management to respond to future regulatory and market developments.

The reorganization will not change CARS’ investment objective, strategy, investment adviser, management team or underlying portfolio, and existing shareholders will not be diluted as a result of the proposed reorganization.

5.	Why is this change being pursued through a merger between CARS and New CARS?

The Board of Directors and CARS’ management team believes the reorganization as proposed provides the most efficient means of accomplishing the transition to the Delaware statutory trust while preserving continuity of business operations.

6.	Will the management of the Fund change?

No. Carlyle Global Credit Investment Management L.L.C. (“CGCIM”) is the investment advisor to CARS and will serve as the investment advisor to New CARS. New CARS will be overseen by a Board of Trustees comprised of the same individuals who currently serve on the Board of Directors of CARS, and the day-to-day management of New CARS will be conducted by the same management team that currently manages CARS.

7.	Will the management fee and incentive fee rates of New CARS be different from CARS?

No. The management fee rate and incentive fee rate will be identical to the rates currently payable by CARS.

8.	How will the Reorganization be effected?

Subject to approval by the Fund’s stockholders and the satisfaction or waiver of the other conditions set forth in the Plan, the Fund (“CARS”) will merge with and into New CARS. In connection with the reorganization, the Fund’s assets and liabilities will become the assets and liabilities of New CARS, and stockholders of the Fund will receive shares of beneficial interest of New CARS in the same class as their previously held shares of the Fund. Following the reorganization, the Fund will cease to exist and New CARS will continue the business and operations of the Fund as a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, New CARS will change its name to “Carlyle Credit Solutions.”

9.	How do shareholders vote in connection with the reorganization?

A Special Meeting of Fund stockholders will be held to consider and approve the reorganization, and Fund stockholders will be notified in advance of the meeting date. The reorganization will be consummated if CARS’ stockholders approve the reorganization proposal, subject to the satisfaction or waiver of certain other closing conditions.

Approval of the reorganization proposal requires the affirmative vote of a majority of the votes entitled to be cast. Each outstanding share of common stock is entitled to one vote. Shareholders may vote by any of the methods described in the Notice of Special Meeting and proxy card, including by telephone, online, by mail, or by attending and voting at the Special Meeting.

The Board of Directors of CARS unanimously recommends that stockholders vote “FOR” the reorganization proposal.

10.	Who will bear the costs of the Reorganization?

The expenses incurred in connection with the Reorganization will be borne by the investment advisor (CGCIM); CARS’ shareholders will not bear expenses associated with the transaction.

11.	Where can I find additional information on the proposed reorganization?

Additional information is provided in the N-14 that was filed by New CARS with the SEC on September 8th, 2026 and is available publicly at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the reorganization by merger (the “Reorganization”) of Carlyle Credit Solutions, Inc. (“CARS”) with and into New Carlyle Credit Solutions (“New CARS”), New CARS has filed a registration statement on Form N-14 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of CARS (the “Preliminary Proxy Statement”) and a preliminary prospectus of New CARS (the “Prospectus”). Once the Registration Statement is effective, the Proxy Statement and Prospectus will be distributed to stockholders of CARS. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF CARS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CARS, NEW CARS, THE REORGANIZATION AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website at http://www.sec.gov.

Participants in the Solicitation

CARS, its directors, certain of its executive officers and certain employees and officers of Carlyle Global Credit Investment Management L.L.C. (“CGCIM”) and its affiliates may be deemed to be participants in the solicitation of CARS proxies in connection with the Reorganization. Information about the directors and executive officers of CARS is set forth in the Registration statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of CARS stockholders in connection with the Reorganization will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of the information set forth herein is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CARS, New CARS or in any fund or other investment vehicle managed by CGCIM.